06017436

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date Oktober 3, 2006

RECEIVED
2006 OCT 16 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Interim Report 2006, press releases from the period September 2006 (there are not Pricing Supplements of September 2006) are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Jw 10/17

05 September 2006

Rabobank Group net profit up 13% in first half year

Bert Heemskerk, Chairman of the Executive Board, is pleased with the results for the first half year: "The 13% increase in net profit means we not only achieved a fine first-half-year result, but also exceeded the target we had set ourselves. All group units reported an increase in net profit.

All the same, we will have to keep a careful eye on the ratio of the mortgage business margin to total expenses. Projects relating to Basel II, Sarbanes Oxley, the Identification (Financial Services) Act and the Disclosure of Unusual Transactions Act required the deployment of additional staff. Strategically, Rabobank's domestic and foreign operations are holding fast.In the meantime, we have successfully integrated the Community Bank of Central California with our Country Banking activities in America. We own part of URCB Hangzhou, a cooperative bank in China, and have acquired two banks in Indonesia. We also succeeded in reinforcing our leasing and real estate operations by acquiring Athlon and part of Bouwfonds. Outside the Netherlands, Rabobank intends to grow autonomously and through selective acquisitions." The Chairman is also very positive about the course of events in the year 2006, despite of unforeseen circumstances.

Heemskerk is upbeat about the state of the economy: "The Dutch economy picked up again in 2005, the recovery becoming firmer in 2006. The favourable changes are likely to continue for the rest of this year and into 2007. Important in this connection is the significantly greater consumer spending by households over the past few quarters. Thanks to the strengthening of the labour market and incomes, consumption will probably continue to help fuel the economic growth. Investments and exports should also remain healthy. The favourable economic developments boost Dutch banking activities as well. The interest rate margin will probably continue to remain under pressure throughout the second half of 2006, owing to the unrelenting competition on the mortgage market. The growth of the European economy picked up recently and the signs are that this will carry on at a reasonable speed in 2007. The US economy is cooling down, though, because of the series of interest rate hikes made by the Federal Reserve," remarks the Chairman in closing.

Results

- Net profit up 13%
- Income up 7%
- Expenses up 9%
- Private sector lending up 5%
- Savings up 3%
- Tier I ratio of 11.4
- Return on equity of 9.1%

Domestic retail banking

The net profit from domestic retail banking operations,

Contact information

Press Relations

PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 2758
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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comprising the local Rabobanks and Obvion, amounted to EUR 585 (552) million. Fierce competition put income under pressure, with further laws and regulations requiring an increase in FTEs. Despite this, net profit rose by 6%. The share of the mortgage market increased to 24% (23%).

Wholesale banking and international retail banking

With an increase in net profit of 31%, the wholesale banking and international retail banking operations made a handsome contribution to the Group's results. Net profit went up by EUR 90 million to EUR 383 (293) million.

Asset management and investment

Asset management and investment operations – comprising Robeco Groep, Schretlen & Co, Alex and International Private Banking & Trust – achieved a net profit of EUR 84 (70 million), a 20% increase in other words. The growth of assets managed and held in custody, coupled with the increase in the number of orders, resulted in higher income.

Leasing

The net profit of De Lage Landen, Rabobank Group's leasing subsidiary, grew by 6% in the first half of 2006 to EUR 86 (81) million. Lower margins exerted pressure on income, however.

Real estate

The real estate division of Rabobank developed healthily in the first six months of the year. The financing activities of FGH Bank and the project development activities of Rabo Vastgoed both showed strong growth. Net profit rose by 10% to EUR 43 (39) million. With the partial acquisition of Bouwfonds, Rabobank will significantly strengthen its position on the real estate market.

Corporate social responsibility

In the first half of 2006, Rabobank Group began integrating corporate social responsibility (CSR) in the management processes. The integration is being underpinned by the inclusion of CSR in the performance management for Rabobank's executives. The ultimate goal is the integration of CSR in the core processes in order to maintain our position as the international leader for CSR. Because we consider CSR so important, we refer to it explicitly in our strategic framework for 2005 to 2010.

More information

Key figures

Return to the overview

Keyfigures

	30-Jun-06	30-Dec-05	30-Jun-05	30-Dec-04	30-Jun-04
Volume of services (in EUR millions)					
Total assets	521,467	506,573	510,088	483,574	461,589
Private sector lending	291,658	278,095	267,123	248,958	242,268
Due to customers	195,934	186,459	173,747	177,482	167,317
Assets managed and held in custody	228,100	224,200	217,100	223,400	195,900
Financial position and solvency (in EUR millions)					
Equity	26,675	26,349	23,561	23,004	20,788
Tier 1 capital	25,394	24,860	22,712	21,404	19,402
Qualifying capital	25,736	25,272	23,478	21,205	19,833
Risk-weighted assets	222,631	213,901	208,138	196,052	190,469
Solvency requirement	17,810	17,112	16,651	15,684	15,238
Tier 1 ratio	11.4	11.6	10.9	10.9	10.2
BIS ratio	11.6	11.8	11.3	10.8	10.4

	2006-I	2005-II	2005-I	2004-II	2004-I
Profit and loss account (in EUR millions)					
Total income	4,954	4,752	4,611	4,748	4,474
Operating expenses	3,254	3,167	2,997	3,078	3,099
Value adjustments	227	268	249	307	172
Operating profit before taxation	1,473	1,317	1,365	1,363	1,203
Net profit	1,201	1,024	1,059	837	956
Ratios					
Return on equity	9.1%	8.9%	9.2%	8.5%	9.7%
Efficiency ratio	65.7%	66.6%	65.0%	64.8%	69.3%

	30-Jun-06	30-Dec-05	30-Jun-05	30-Dec-04	30-Jun-04
Nearby					
Local Rabobanks	218	248	269	288	321
Offices:					
- branches	1,229	1,249	1,263	1,299	1,322
- contact points	3,093	3,031	2,959	2,965	2,949
Cash dispensing machines	3,109	3,116	3,098	3,062	3,026
Foreign offices	289	267	247	244	236
Employees					
- total numbers	52,002	50,988	56,396	56,324	56,732
- full-time equivalents	46,510	45,580	50,294	50,216	50,594
Client data					
Members (x 1,000)	1,609	1,551	1,494	1,456	1,425
Membership/customer ratio	18.2%	17.7%	17.2%	16.7%	16.6%
Rating					
Standard & Poor's	AAA	AAA	AAA	AAA	AAA
Moody's Investor Service	Aaa	Aaa	Aaa	Aaa	Aaa

General: due to consolidation effects, the sum of figures relating tot Group entitites will not always corespond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

05 September 2006

Heemskerk: 'Willy-nilly government policy frustrates development of sustainability and innovation'

During the presentation of Rabobank Group's half-year figures today, Bert Heemskerk (CEO) called on the Dutch government to genuinely implement policy and to demonstrate predictable governmental conduct in the next term of government. Heemskerk warned against the government's willy-nilly policy. Heemskerk referred to the sudden discontinuation of MEP (Electricity Production (Environmental Quality) Act) subsidies as an illustration of policy that has either not been or only partially implemented.

Heemskerk urged the government to demonstrate predictable conduct in the upcoming term of government. 'A reliable government is crucial for the investment climate. Abruptly ending the MEP subsidy is a textbook example of willy-nilly policy. The government has acted unreliably in this instance and dozens of companies have suffered as a result. Approximately sixty agricultural companies have concrete plans to construct these types of installations and have already made considerable initial investments. If this government's plans go ahead, these companies will be faced with major financial problems. This extremely strategic topic is managed on the basis of accounting considerations rather than on the basis of a targeted long-term policy. The costs relating to sustainability are only one side of the equation. The returns are manifold: reduction of CO_2 emissions, environmentally-friendly processing of manure surpluses, waste, etc., diversity and new economic opportunities for the agricultural sector and, last but not least, innovation. When you add up all these returns, the subsidies are negligible in comparison,' says Heemskerk.

'The Netherlands was and continues to be one of the leading countries in the field of sustainability and innovation. We led the way in generating solar and wind energy and extracting energy from agricultural waste. The government has now diminished our opportunities in these fields by turning off the subsidy tap. Countries such as Sweden, German, Denmark, Austria, China, India, Brazil and the U.S. have now taken the lead in using sustainable energy. And Scandinavia and Austria are miles ahead of us in terms of utilising biomass as a raw material for sustainable energy generation. Our government claims to champion consistent policy, sustainability and innovation. I do not think it is credible!'

Rabobank



Rabobank Group

Interim Report 2006

Contents

Key figures

	30-Jun-06	31-Dec-05	30-Jun-05	31-Dec-04	30-Jun-04
Volume of services (in EUR millions)					
Total assets	**521,467**	506,573	510,088	483,574	461,589
Private sector lending	**291,658**	278,095	267,123	248,958	242,268
Due to customers	**195,934**	186,459	173,747	177,482	167,317
Assets managed and held in custody	**228,100**	224,200	217,100	223,400	195,900
Financial position and solvency (in EUR millions)					
Equity	**26,675**	26,349	23,561	23,004	20,788
Tier I capital	**25,394**	24,860	22,712	21,404	19,402
Qualifying capital	**25,736**	25,272	23,478	21,205	19,833
Risk-weighted assets	**222,631**	213,901	208,138	196,052	190,469
Solvency requirement	**17,810**	17,112	16,651	15,684	15,238
Tier I ratio	**11.4**	11.6	10.9	10.9	10.2
BIS ratio	**11.6**	11.8	11.3	10.8	10.4

	2006-I	2005-II	2005-I	2004-II	2004-I
Profit and loss account (in EUR millions)					
Total income	**4,954**	4,752	4,611	4,748	4,474
Operating expenses	**3,254**	3,167	2,997	3,078	3,099
Value adjustments	**227**	268	249	307	172
Operating profit before taxation	**1,473**	1,317	1,365	1,363	1,203
Net profit	**1,201**	1,024	1,059	837	956
Ratios					
Return on equity	**9.1%**	8.9%	9.2%	8.5%	9.7%
Efficiency ratio	**65.7%**	66.6%	65.0%	64.8%	69.3%

	30-Jun-06	31-Dec-05	30-Jun-05	31-Dec-04	30-Jun-04
Nearby					
Local Rabobanks	**218**	248	269	288	321
Offices:					
- branches	**1,229**	1,249	1,263	1,299	1,322
- contact points	**3,093**	3,031	2,959	2,965	2,949
Cash dispensing machines	**3,109**	3,116	3,098	3,062	3,026
Foreign offices	**289**	267	247	244	236
Employees					
- total number	**52,002**	50,988	56,396	56,324	56,732
- full-time equivalents	**46,510**	45,580	50,294	50,216	50,594
Client data					
Members (x 1,000)	**1,609**	1,551	1,494	1,456	1,425
Membership/customer ratio	**18.2%**	17.7%	17.2%	16.7%	16.6%
Rating					
Standard & Poor's	**AAA**	AAA	AAA	AAA	AAA
Moody's Investor Service	**Aaa**	Aaa	Aaa	Aaa	Aaa

General: due to consolidation effects, the sum of the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

Rabobank Group net profit up 13% in first half year

Profit target exceeded

- Income up 7%
- Expenses up 9%
- Private sector lending up 5%
- Savings up 3%
- Tier I ratio of 11.4
- Return on equity of 9.1%

Chairman's statement

Bert Heemskerk: "In the first half of 2006, Rabobank Group increased its net profit by 13% to EUR 1,201 (1,059) million. Lending grew strongly, mainly thanks to the high demand for mortgages. Despite competition on the mortgage market, interest rose by 4% to EUR 2,886 (2,784) million. The improved investment climate boosted commission income, which grew 6% to EUR 1,157 (1,090) million. The decisive factor for the rise in other income was the excellent result on the associate in Eureko.
The growth in activities together with more laws and regulations caused operating expenses to climb by 9% to EUR 3,254 (2,997) million. Projects relating to Basel II, Sarbanes Oxley, the Identification (Financial Services) Act and the Disclosure of Unusual Transactions Act required the deployment of additional staff. The favourable economic climate and the improvement in the risk profile of the loans portfolio led to a reduction in risk-related costs. The lower tax rate and exempt profits from Eureko helped keep the effective tax rate down. Partly through the fall in risk-related costs and the reduction in the effective tax rate, the net profit rose by 13%. This means we achieved a fine first-half result, even exceeding our own target. All group units reported an increase in net profit. Nevertheless, we will have to keep a careful eye on the ratio of the mortgage business margin to operating expenses. Strategically, Rabobank's domestic and foreign operations are on track. We succeeded in reinforcing our leasing and real estate operations by acquiring Athlon and part of Bouwfonds. Rabobank intends to grow outside the Netherlands organically, as well as through selective acquisitions."

Results (in EUR millions)	2006-I	2005-I	Change
Interest	2,886	2,784	4%
Fees and commission	1,157	1,090	6%
Other income	911	737	24%
Total income	**4,954**	**4,611**	**7%**
Staff costs	1,984	1,841	8%
Other operating expenses	1,270	1,156	10%
Operating expenses	**3,254**	**2,997**	**9%**
Gross result	**1,700**	**1,614**	**5%**
Value adjustments	227	249	-9%
Operating profit before taxation	**1,473**	**1,365**	**8%**
Taxation	272	306	-11%
Net profit	**1,201**	**1,059**	**13%**
Risk-related costs (in basis points)	21	25	-16%
Ratio's			
Efficiency ratio	65.7%	65.0%	
Return on equity	9.1%	9.2%	
Balance sheet (in EUR billions)	30-Jun-06	31-Dec-05	
Total assets	521.5	506.6	3%
Private sector lending	291.7	278.1	5%
Savings	88.5	86.2	3%
Risk-weighted assets	222.6	213.9	4%
Capital ratios			
BIS ratio	11.6	11.8	
Tier 1 ratio	11.4	11.6	
FTEs	**46,510**	**45,580**	**2%**

"The Dutch economy picked up again in 2005, the recovery becoming firmer in 2006. The favourable changes are likely to continue for the rest of this year and into 2007. Important in this connection is the significantly greater consumer spending of the past few quarters. Thanks to the strengthening of the labour market and incomes, consumption will probably continue to help fuel the economic growth. Investments and exports should also remain healthy. The favourable economic developments boost Dutch banking activities as well. The interest rate margin will probably also remain under pressure throughout the second half of 2006 owing to the unrelenting competition on the mortgage market. The growth of the European economy picked up recently and the signs are that this will carry on at a reasonable speed in 2007. The US economy is cooling down because of the series of interest rate hikes made by the Federal Reserve."

Income up 7%

In the first half of 2006, income rose by 7% to EUR 4,954 (4,611) million, which includes a 4% increase in interest to EUR 2,886 (2,784) million. The growth of the loans portfolio offset the tighter interest rate margin. In the Netherlands, a fierce competitive struggle raged throughout the mortgage market. Thanks to the improved investment climate, the number of securities orders handled as well as assets managed and held in custody both grew. This led to an increase in securities commission income and higher custodial fees, the main driver of the 6% growth in commission income to EUR 1,157 (1,090) million. The improvement in the result achieved on the investment in Eureko and the higher results of the Gilde funds were the main factors behind the EUR 174 million increase in other income to EUR 911 (737) million.

Expenses up 9%

Expenses were 9% higher at EUR 3,254 (2,997) million. The growth in activities, more regulations and the acquisition of Community Bank of Central California (including approximately 260 FTEs) were responsible for raising the staffing level, which, coupled with standard salary increases, caused employee expenses to go up by 8% to EUR 1,984 (1,841) million. Other operating expenses were 10% higher at EUR 1,270 (1,156) million, the increase being partly attributable to the growth of the wholesale banking and international retail banking operations. Moreover, additional costs were incurred for compliance with laws and regulations.

Reduction in risk-related costs

The favourable economic climate and the improvement in the quality of the loans portfolio resulted in value adjustments contracting by 9% to EUR 227 (249) million. This was mainly due to lower risk-related costs on the domestic retail banking and leasing operations. Risk-related costs amounted to 21 (25) basis points of the average risk-weighted assets, which is below the long-term average of approximately 25 basis points.

Net profit from commercial operations
in EUR millions



600
500
400
300
200
100
0
30-Jun-05
30-Jun-06
Domestic retailbanking
Wholesale banking and international retail banking
Asset management and investment
Leasing
Real estate
Associate in Eureko (2006)/ Interpolis (2005)

Effective tax rate down

Income tax for the first six months of 2006 came to EUR 272 (306) million, equivalent to an effective tax rate of 18.5%, compared with 22.4% for the same period of 2005. Part of the decrease is due to the reduction in the Dutch corporate income tax rate from 31.5% to 29.6%. The effective tax rate also fell because of the increase in the tax exempt results of Eureko and the Gilde funds.

Net profit up 13%

Net profit climbed by 13% to EUR 1,201 (1,059) million. After deduction of the portion attributable to minority interests and payments on Member Certificates and Trust Preferred Securities, to the extent that they are classified as equity, the sum remaining is EUR 920 (825) million.

Financial targets

Achieving a 13% increase in net profit means that Rabobank exceeded its target of 12%. In the second half of 2005, Rabobank issued Member Certificates to the value of EUR 2.0 billion, which had a net effect of lifting the Tier I ratio and pushing down the return on equity. At 30 June 2006, the Tier I ratio was 11.4 (10.9), well above the target of 10. The return on equity came to 9.1% (9.2%), compared with the required figure of 10%.

Private sector lending up 5%

Loans to customers grew in the first half of 2006 by 3% to EUR 314.9 (304.5) billion. By far the largest part, EUR 291.7 (278.1) billion, was in the form of private sector lending, representing an increase of 5%. Private sector lending comprises 53% to private individuals, 30% to the trade, industry and services sector, and 17% to the food & agri sector. The increase in lending to the private sector is explained by the growth in mortgage business, which expanded by 6% to EUR 151.3 (143.1) billion to private individuals.

Savings up 3%

Amounts due to customers grew by 5% in the previous six months to EUR 195.9 (186.4) billion, with savings increasing by 3% to EUR 88.5 (86.2) billion. At 30 June 2006, Rabobank's share of the Dutch savings market was 39% (31 December 2005: 39%). Partly from the expansion of the international direct banking operations, Internet savings as a percentage of total savings climbed from 46% to 50%. This was offset, however, by a decline in telesavings. The growth of the amount due to customers was mainly the result of an increase in current account balances.

Private sector lending
in EUR billions


290
280
270
260
250
240
230
220
210
200
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06

Savings
in EUR billions


90
85
80
75
70
65
60
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06

Credit risk

Rabobank follows a prudent credit risk policy, manifested, in amongst others, by the portfolio's favourable risk profile. The table below shows the change in bad debt expenses recognised in profit and loss, expressed in amounts and in basis points of average private sector lending.

All business units reported a drop in bad debt expenses from the level in the first half of 2005. In the case of domestic retail banking operations, a major factor was the favourable economic climate. The low risk profile of mortgages to private individuals, which account for a large part of retail banking operations, is a major factor in keeping bad debt expenses low. In the case of wholesale banking and international retail banking operations, the healthy growth of the world economy played a key role in reducing these expenses. An improvement in the quality of the portfolio was also a factor, allowing a partial release of the provisions formed previously. The improvement in the risk profile is also attributable to the further growth of international retail banking operations. The leasing portfolio is spread over a large number of countries, most of them in America and Europe. Leasing also reported lower bad debt expenses, partly thanks to favourable economic developments.

Impaired loans, for which provisions are formed, amounted to EUR 4,895 million at 30 June 2006 (4,814 at 31 December 2005). The provision for loan losses was EUR 2,529 (2,438) million, representing coverage of 52% (51%). As a percentage of private sector loans, impaired loans represented 1.7% (1.7%).

Bad debt expenses (in EUR millions)	2006-I	2005-I	Change
Domestic retail banking	86	109	-21%
Wholesale banking and international retail banking	103	107	-4%
Leasing	39	47	-17%
Other	(1)	(14)	
Rabobank Group	**227**	**249**	**-9%**
Bad debt expenses (in basis points)			
Domestic retail banking	8	12	-33%
Wholesale banking and international retail banking	37	45	-18%
Leasing	55	77	-29%
Rabobank Group	**16**	**19**	**-16%**

Domestic retail banking

The net profit from domestic retail banking operations, comprising the local Rabobanks and Obvion, amounted to EUR 585 (552) million. Fierce competition put income under pressure, with further laws and regulations requiring an increase in FTEs. Despite this, net profit rose by 6%. The share of the mortgage market increased to 24% (23%).

Results (in EUR millions)	2006-I	2005-I	Change
Interest	2,143	2,095	2%
Fees and commission	645	590	9%
Other income	6	40	-85%
Total income	**2,794**	**2,725**	**3%**
Staff costs	1,002	924	8%
Other operating expenses	897	874	3%
Operating expenses	**1,899**	**1,798**	**6%**
Gross result	**895**	**927**	**-3%**
Value adjustments	86	109	-21%
Operating profit before taxation	**809**	**818**	**-1%**
Taxation	224	266	-16%
Net profit	**585**	**552**	**6%**
Risk-related costs (in basis points)	13	17	-24%
Efficiency ratio	68.0%	66.0%	
Balance sheet (in EUR billions)	30-Jun-06	31-Dec-05	
Total assets	234.6	219.8	7%
Private sector lending	211.0	200.7	5%
Savings	79.7	77.7	3%
Risk-weighted assets	138.4	132.8	4%
FTEs	29,083	28,909	1%
Market share			
Mortgages	24%	23%	
Savings	39%	39%	

Higher income through increased lending

Income rose 3% to EUR 2,794 (2,725) million, the result of an increase in interest and higher commission income. Despite fierce competition on the mortgage market, interest rose by 2% to EUR 2,143 (2,095) million, although penalty interest was down on the previous year's figure. The growth in lending over the past 12 months (an increase of 9%) made up for the lower margin. The demand for mortgages remained high, despite the interest rate increase in the first half of the year. The first six months saw clients placing significantly more investment orders with Rabobank, which, despite lower transaction costs for clients, generated a rise in securities commission income. This was partly responsible for commission growing by 9% to EUR 645 (590) million. Income in the form of insurance commission and fees for payments services also went up. The increase in commission income was partly offset by a decrease in other income.

Rise in operating expenses from higher staff costs.

Operating expenses rose in the first six months of 2006 by 6% to EUR 1,899 (1,798) million. Staff costs increased 8% to EUR 1,002 (924) million because of the growth in FTEs. Additional staff were required to handle the impact of new laws and regulations. Projects relating to the Identification (Financial Services) Act and the Disclosure of Unusual Transactions Act also resulted in higher expenses. Other operating expenses rose by 3% to EUR 897 (874) million.

Risk-related costs fall

Value adjustments were 21% lower at EUR 86 (109) million, mainly thanks to the favourable economic climate. Risk-related costs dropped to 13 (17) basis points of the average risk-weighted assets.

Lending up through mortgage growth

In the first half of the year, private sector lending went up by 5% to EUR 211.0 (200.7) billion. Of this amount, 71%, or EUR 148,9 (141,7) billion, represents loans to private individuals, particularly in the form of a mortgage. Mortgages increased by 6% to EUR 145.6 (137.8) billion. The share of the mortgage market held by the domestic retail banking operation grew by 1 percentage point to 24% (23%) at 31 December 2005. Early this year, the local Rabobanks launched the mortgage action programme, with the stated aims of greater contact with clients and more client-centredness. The success of the programme is also demonstrated by the increase in market share, which for the local Rabobanks reached 19.4% (18.9%). Obvion successfully launched the Obvion Basic mortgage. The simple structure of this product makes it possible to offer a lower rate of interest. Since March 2006, clients have taken out Obvion Basic mortgages amounting to over EUR 500 million. The success of the product helped increase Obvion's market share from 4.1% to 4.6%. In the first six months of 2006, corporate lending grew by 5% to EUR 62.1 (59.1) billion. Lending to the trade, industry and services sector was 5% higher at EUR 39.4 (37.5) billion, partly thanks to the steep growth in loans to the construction and transport sectors. Lending to the food & agri sector rose by 5% to EUR 22.6 (21.5) billion, a relatively large part of the increase was attributable to the dairy-farming sector.

Insurance activities

In 2006, the local Rabobanks in collaboration with Eureko notched up a success with the new Interpolis Zorg Actief policy. By June 2006, 102,500 individuals were covered by this insurance. Apart from this new policy, the Interpolis Alles in één Polis® policy and the Interpolis Bedrijven Compact policy also produced good results. The number of Alles in één Polis® policies in force has risen to 1,187,000 (1,163,000) so far this year. Under these policies, clients took out cover for more risks on average. During the first half of 2006, the percentage of clients with three or more types of cover grew from 48% to over 49%. During the first half of 2006, the local Rabobanks sold 32% more travel insurance policies than in the previous period. Significantly more homeowners insurance policies were also sold. Since more mortgages were granted, the number of life insurance policies taken out went up as well. The volume of Interpolis Bedrijven Compact polices issued rose to 170,000 (168,000), with the number of clients among small and midsize companies rising by 3% in the first half of 2006. The additional focus on start-ups produced an increase of 15% in the number of insured clients in this target group. Thanks to the expansion of activities at the local Rabobanks, insurance commission rose by 5% to EUR 192 (182) million.

To widen its focus, Eureko set up the Bancaire Distributie division in July 2006 to specifically target Rabobank. It is one of the seven divisions in the new organisation of Eureko. The Bancaire Distributie division is a business partner in the area of insurance, pensions, social security and healthcare for all units of Rabobank Group.

Wholesale banking and international retail banking

With an increase in net income of 31%, the wholesale banking and international retail banking operations made a handsome contribution to the Group's results. Net income went up by EUR 90 million to EUR 383 (293) million.

Income up 19%

Total income was 19% higher at EUR 1,287 (1,079) million, with income from wholesale banking operations climbing by 21% to EUR 1,044 (862) million. The main contributors to the rise were Global Financial Markets and the investments in the Gilde funds, the former's income growing by 12%. The income at Rabo Participaties and the Gilde funds showed a steep rise thanks to improved results on exits and revaluations. Leveraged Finance, part of Corporate Finance, made a substantial contribution to results, thus offsetting the slight fall in income from Structured Finance. The growing demand for finance for acquisitions drove up the income at Leveraged Finance by 30%. The margin on lending by the wholesale banking operations was under pressure during the first half of the year. International retailing activities contributed some 20% of the total income, accounting for the 12% rise to EUR 243 (217) million. Following three years of strong growth by ACCBank, lending showed a slight fall in the first half of 2006, which put income under pressure. By contrast, the income from the agri country banking operations climbed by 36%, the result of organic growth and the acquisition of Community Bank of Central California (CBCC). CBCC is consolidated in the figures of Rabobank Group as from February 2006.

Operating expenses up 19%

Operating expenses rose by 19% to EUR 711 (598) million, which meant they kept in step with the growth in income. The expansion of activities caused the number of FTEs for the previous 12 months to increase by 15% to 6,571 (5,711). Approximately 260 FTEs are from the former CBCC. This addition led to staff costs rising by 7% to EUR 406 (378) million.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	642	617	4%
Fees and commission	168	166	1%
Other income	477	296	61%
Total income	**1,287**	**1,079**	**19%**
Staff costs	406	378	7%
Other operating expenses	305	220	39%
Operating expenses	**711**	**598**	**19%**
Gross result	**576**	**481**	**20%**
Value adjustments	103	107	-4%
Operating profit before taxation	**473**	**374**	**26%**
Taxation	90	81	11%
Net profit	**383**	**293**	**31%**
Risk-related costs (in basis points)	**37**	**49**	**-24%**
Efficiency ratio	**55.2%**	**55.4%**	
Balance sheet (in EUR billions)	**30-Jun-06**	**31-Dec-05**	
Total assets	377.1	368.4	2%
Private sector lending	56.4	54.2	4%
Risk-weighted assets	55.0	53.1	4%
FTEs	**6,571**	**5,960**	**10%**

The integration of CBCC resulted in an additional expense in the first half of 2006. More project costs were incurred for compliance with Basel II and Sarbanes Oxley. Partly owing to the acquisition of CBCC and the increase in regulations, other operating expenses were EUR 85 million higher at EUR 305 (220) million.

Risk-related costs fall

In the first half of 2006, value adjustments were 4% lower at EUR 103 (107) million, the effect of healthy growth by the global economy in conjunction with an improvement in the quality of the portfolio. Risk-related costs amounted to 37 (49) basis points of the average risk-weighted assets, pushing expenses down below the long-term average.

Direct banking grows successfully

In February 2006, Rabobank expanded its direct banking network by opening its third foreign Internet bank, in New Zealand. Within five months, nearly 8,000 clients in New Zealand have begun using the Internet bank RaboPlus. At the end of June 2006, the foreign direct banking operations had 76,000 clients in aggregate, compared with 51,000 at year-end 2005. In the intervening six months, savings grew by 48% to EUR 2.3 (1.6) billion.

Falling exchange rates slow lending growth

The lower US, Australian and New Zealand dollar exchange rates put a severe brake on the growth of lending. Private sector lending increased by 4% in the first six months of the year to EUR 56.4 (54.2) billion, with loans to the food & agri sector growing by 5% to EUR 24.3 (23.1) billion. The result is that this sector now accounts for 43% of total lending. More than 30% of total lending is attributable to foreign retailing operations. Of the increase in total lending, a substantial part was generated by agri country banking activities. Growth in all agri country banking regions pushed lending up by 16% to EUR 10.7 (9.2) billion, despite the falling dollar. After years of growth, lending generated by the universal country banking activities contracted by 3% to EUR 6.3 (6.5) billion.

Asset management and investment

Asset management and investment operations - comprising Robeco Groep, Schretlen & Co, Alex and International Private Banking & Trust - achieved a net profit of EUR 84 (70) million, equivalent to a 20% increase. The growth of assets managed and held in custody coupled with the increase in the number of orders resulted in higher income.

Results (in EUR millions)	2006-I	2005-I	Change
Fees and commission	313	292	7%
Other income	72	47	53%
Total income	**385**	**339**	**14%**
Staff costs	156	135	16%
Other operating expenses	101	98	3%
Operating expenses	**257**	**233**	**10%**
Gross result	**128**	**106**	**21%**
Value adjustments	-	-	-
Operating profit before taxation	**128**	**106**	**21%**
Taxation	44	36	22%
Net profit	**84**	**70**	**20%**
Number of orders in the Netherlands (in EUR millions)	**4.1**	**2.8**	**46%**
	30-Jun-06	31-Dec-05	
Assets managed and held in custody (in EUR billions)	**228**	**224**	2%
For clients	156	156	0%
Investment portfolio	73	68	7%
FTEs	**1,909**	**1,798**	**6%**

Improved investment climate lifts income

Total income rose by 14% to EUR 385 (339) million thanks to the growth of assets managed and held in custody and an increase in the number of orders. At Robeco, the growth of assets managed and the shift towards equity funds both ensured higher management fees. As Robeco launched fewer alternative investment products in the first half of 2006, the related income was down. Alex handled substantially more orders in the first six months of 2006 than in the same period of the previous year. The effect was a rise in income of 56%. Schretlen & Co also reported an increase in assets managed, resulting in higher income.
Operating expenses on asset management and investment activities were 10% higher at EUR 257 (233) million owing to an increase in staff costs. More FTEs, higher costs for temporary staff and regular salary increases pushed staff costs up by 16% to EUR 156 (135) million.

Cash flow up EUR 4 billion

The assets managed and held in custody by Rabobank Group grew by 2% to EUR 228 (224) billion, of which EUR 73 (68) billion represents Rabobank's investment portfolio and EUR 156 (156) billion assets managed and held in custody for clients. The inflow of new assets increased. The gross cash flow reached almost EUR 4 billion in the first half of 2006, mainly attributable to asset inflows at Harbor Capital Advisors - an American subsidiary of Robeco - and Robeco Asset Management. Despite these inflows, the volume of assets managed and held in custody for clients remained essentially unchanged. The fall in the US dollar virtually wiped out the positive cash inflow. The sluggish stock markets and lower bond prices together resulted in slightly negative investments returns. Of total assets managed and held in custody for clients, 47% are

in equities, 35% in fixed-income securities and 10% in structured products, hedge funds and private equity. Other, mainly in cash and cash equivalents, accounts for 8%.

Performance Robeco on target

During the first half of 2006, Robeco achieved an average return of 0.1% above the benchmark, with the Rotterdam equity products outperforming the benchmark by an average of 0.5% in this period. The Robeco fund and Rolinco outperformances were 0.5% and 2.6% respectively. Harbor Capital Advisors and Robeco Investment Management - both American subsidiaries of Robeco - turned in underperformances of 0.8% and 2.7% respectively. For Robeco as a whole, the outperformance on equities for the previous 12 months was 2.7%. During the first half of the year, fixed-income securities contributed an average of 0.6% to the outperformance. Rorento's outperformance was 0,6% and Lux-o-rente's 1,6%. Over the previous 12-month period, the average outperformance of the fixed-income funds was 1.3%. Alternative products present a mixed picture. Over the first six months, Robeco Absolute Return achieved a return of 3.4%, while that of Private Equity was 5.4%. During the same period, the return based on the MSCI world equity index, a frequently used benchmark, was -1.9%. Transtrend's return of -2.8% was not a good performance.

Steep rise in number of orders

In the first half of 2006, the number of securities and in-house fund orders at 4.1 (2.8) million was 47% higher than in the same period of the previous year. At the local Rabobanks, the number of in-house fund orders went up (by 25%) as well as the number of securities orders (by 44%). Alex also reported a huge leap in the number of orders, the increase being 71%.

Assets managed and held in custody for clients
in EUR billions


162
160
158
156
154
152
150
31-Dec-05
Gross cash flow
Exchange result
Investment result
Interest, dividends and other
30-Jun-06

Assets managed and held in custody for clients mid-2006
by investment type


Equity 47%
Fixed income 35%
Alternatives 10%
Other 8%

Leasing

The net profit of De Lage Landen, Rabobank Group's leasing subsidiary, grew by 6% in the first half of 2006 to EUR 86 (81) million. Lower margins exerted pressure on income, however.

Income up thanks to lease portfolio growth

The 4% increase in total income to EUR 363 (348) million is almost entirely attributable to the growth in interest. Through the expansion of the leasing portfolio, De Lage Landen increased its interest to EUR 257 (248) million, a rise of 4%. This was achieved despite shrinking margins. The rising short-term interest rates depressed margins in Europe and America.

Total operating expenses were 10% higher at EUR 211 (192) million, the increase fully explained by the rise in staff costs. The expansion of activities and more regulations caused the number of FTEs in the previous 12 months to grow by 9% to 3,168 (2,906). Staff costs also went up owing to regular salary increases and higher social security charges. Staff costs at EUR 137 (116) million were 18% above the figure for the same period of the previous year.

Reduction in risk-related costs

Value adjustments were 17% down at EUR 39 (47) million, the reduction reflecting the improved economic climate. Compared with first half of 2005, risk-related costs fell by 18 basis points to 50 (68) basis points of the average lease portfolio.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	257	248	4%
Fees and commission	25	24	4%
Other income	81	76	7%
Total income	**363**	**348**	**4%**
Staff costs	137	116	18%
Other operating expenses	74	76	-3%
Operating expenses	**211**	**192**	**10%**
Gross result	**152**	**156**	**-3%**
Value adjustments	39	47	-17%
Operating profit before taxation	**113**	**109**	**4%**
Taxation	27	28	-4%
Net profit	**86**	**81**	**6%**
Risk-related costs (in basis points)	**50**	**68**	**-26%**
	30-Jun-06	31-Dec-05	
Lease portfolio (in EUR billions)	**15.8**	**15.4**	**3%**
Europe	8.0	7.5	6%
America	7.5	7.6	-1%
Rest of the world	0.3	0.3	8%
FTEs	**3,168**	**3,045**	**4%**

Falling US dollar limits lease portfolio growth

During the first six months of 2006, the lease portfolio grew by 3% to EUR 15.8 (15.4) billion, with De Lage Landen's European portfolio expanding by 6% to EUR 8.0 (7.5) billion. The growth was predominantly in the financial institutions and food & agri sectors. The American lease portfolio contracted by 1% to EUR 7.5 (7.6) billion owing to depreciation of the US dollar. Expressed in US dollars, however, the portfolio expanded by 7%. The office equipment sector showed a steep increase in America from the acquisition of a portfolio. Operations in the Asia Pacific region performed according to expectations, reporting growth of 8%.

Athlon acquisition strengthens position on car lease market

In the first half of the year, De Lage Landen made an offer for the shares of Athlon Holding N.V., a car lease and repair company. The acquisition has now been completed. The intention is to sell the repair activities. The car lease activities, on the other hand, make a good fit with those of Translease. The back office activities are being fully integrated. The acquisition has established a strong position for De Lage Landen on the Dutch car lease market. As from the second half of this year, the Athlon activities will contribute to the results.

Lease portfolio
in EUR billions


16
14
12
10
8
6
4
2
0
Asia/Pacific
America
Europe
30-Jun-05
31-Dec-05
30-Jun-06

Real estate

The real estate division of Rabobank developed strongly in the first six months of the year. The financing activities of FGH Bank and the project development activities of Rabo Vastgoed both showed strong growth. Net profit rose by 10% to EUR 43 (39) million. With the partial acquisition of Bouwfonds, Rabobank will significantly strengthen its position on the real estate market.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	48	45	7%
Other income	30	28	7%
Total income	**78**	**73**	**7%**
Staff costs	12	10	20%
Other operating expenses	7	9	-22%
Operating expenses	**19**	**19**	**0%**
Gross result	**59**	**54**	**9%**
Value adjustments	-	-	-
Operating profit before taxation	**59**	**54**	**9%**
Taxation	16	15	7%
Net profit	**43**	**39**	**10%**
Other data	30-Jun-06	31-Dec-05	
Loans portfolio (in EUR billions)	8.8	7.8	13%
Land portfolio (in hectares)	2,411	2,000	21%
FTEs	**360**	**331**	**9%**

Income up and expenses unchanged

Income was 7% higher at EUR 78 (73) million. Despite the pressure on the margin, interest rose by 7% to EUR 48 (45) million. Thanks to improved results on projects and an increase in the income from associates, other income was 7% higher at EUR 30 (28) million.

Operating expenses remained stable at EUR 19 (19) million. The increase in staff costs was offset by a decrease in other operating expenses. The number of FTEs at 360 (301) was 20% higher than in the same period of the previous year.

Strong growth in lending and order portfolio

The real estate market benefited in the first half of 2006 from the healthier economic climate and the stronger consumer and producer confidence. In all sections of the commercial real estate market, the volume of transactions grew substantially. The volume of investments for the first six months exceeded the level for the same period of 2005. This increase is reflected in the growth of FGH Bank's portfolio. The loans portfolio expanded by 13% in the first six months of the year to reach EUR 8.8 (7.8) billion. The value of new production was over EUR 1.8 billion. The repayments amounted to EUR 0.6 billion. The greater part of the portfolio, 81%, relates to investment financing.

In the first half of the year, Rabo Vastgoed's order portfolio, comprising approved land and building projects, grew by 17% to EUR 4.4 (3.8) billion. The total area in the land order portfolio at 30 June 2006 was 2,411 (2,000) hectares, which represents an increase of 21%. The portfolio's potential is almost 50,000 houses, over 200,000 m^2 of commercial space and more than 270,000 m^2 of industrial space. In the first half of 2006, 803 (795) houses were sold.

Stronger real estate operation through partial Bouwfonds acquisition

The planned acquisition of a part of Bouwfonds means a significant strengthening of Rabobank's potential for providing real estate services. As a result, the Bank will become a leader for project development, as well as occupying a prominent position in the field of real estate asset management. The activities of Rijnlandse Bank fit well at Nederlandse Hypotheekbank, a business unit of FGH Bank.

Loans portfolio
in EUR billions



9
8
7
6
5
4
3
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06

Corporate social responsibility

In the first half of 2006, Rabobank Group commenced the integration of corporate social responsibility (CSR) in the management processes. The integration is being underpinned by the inclusion of CSR in the performance management for Rabobank's executives. The ultimate goal is the integration of CSR in the core processes in order to maintain our position as the international leader for CSR. Because we consider CSR so important, we refer to it explicitly in our strategic framework for 2005 to 2010.

CSR in the planning and control cycle

The Executive Board decided mid-2005 to accelerate the integration of CSR in the core business processes. To this end, each business unit of the Group included at least two targets in its annual plan for 2006. These targets are the basis for the CSR monitoring, which is being conducted quarterly for the first time this year. The corresponding progress reports to the Executive Board are an integral part of the period management reports.

Integration of CSR in core processes

The main example of the integration of CSR in the core processes in 2006 is the use of CSR criteria for assessing corporate loan applications. The loan assessment process will be amended accordingly in the second half of the year. The CSR criteria are based on social issues that are a concern in sectors important for Rabobank. In the first half of this year, we began drawing up a list of the key issues in countries with significant risk areas. Stakeholders will be consulted in the second half of 2006 on the Annual Sustainability Report 2005, including the underlying policy and issues that are important to Rabobank. In parallel with the integration in corporate client services, De Lage Landen is currently integrating CSR criteria in its client acceptance policy. By the end of the first half of the year, Robeco had already met its annual target of at least 10% of the inflow being in sustainably managed assets. Real estate operations, too, take CSR expressly into account. Rabo Vastgoed's policy is to be involved with the inner-city problems of large towns and take a sustainable approach to developing and carrying out projects. It lived up to this in the first half of the year in The Hague (redevelopment) and Amsterdam (student accommodation and tighter energy usage standards).

Employees and CSR

For our employees, working for Rabobank Group means working in a culture where CSR has a place. It is often the case that this escapes their attention. Awareness is essential for embedding CSR more firmly in our day-to-day activities and for expressing it to the outside world. To this end, the first half of 2006 saw the start of an in-house communication campaign in the form of CSR working conferences.

Consolidated balance sheet

In millions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Assets			
Cash and cash equivalents	1,974	2,923	8,006
Due from other banks	50,242	53,065	43,646
Trading financial assets	44,217	39,011	34,458
Other financial assets at fair value through profit and loss	22,466	17,449	29,842
Derivative financial instruments	21,300	24,135	33,326
Loans to customers	314,888	304,451	291,867
Available-for-sale financial assets	48,477	48,644	53,031
Held-to-maturity financial assets	1,577	1,908	2,165
Investments in associates	3,025	2,970	761
Goodwill and other intangible assets	429	252	260
Property and equipment	3,092	3,115	3,375
Investment properties	774	768	444
Deferred tax assets	1,466	1,575	1,724
Other assets	7,540	6,307	7,183
Total assets	521,467	506,573	510,088

In millions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Liabilities			
Due to other banks	104,007	109,749	94,335
Due to other banks at fair value through profit and loss	221	239	234
Due to customers	195,917	186,427	173,729
Due to customers at fair value through profit and loss	17	32	18
Debt securities in issue	128,007	115,992	120,508
Debt securities in issue at fair value through profit and loss	19,084	19,333	16,894
Derivative financial instruments and other trade liabilities	24,901	28,081	37,614
Other debts	8,903	7,346	9,993
Insurance liabilities	11	3	19,114
Other financial liabilities at fair value through profit and loss	8,772	7,341	6,804
Provisions	990	931	1,102
Deferred tax liabilities	432	668	921
Employee benefits	1,020	1,437	1,965
Subordinated debt	2,510	2,645	3,296
Total liabilities	494,792	480,224	486,527
Equity			
Equity of Rabobank Nederland and local Rabobanks	15,873	15,450	14,605
Rabobank Member Certificates issued by group companies	5,811	5,811	3,851
	21,684	21,261	18,456
Trust Preferred Securities III to VI issued by group companies	1,981	2,092	2,075
Minority interests	3,010	2,996	3,030
Total equity	26,675	26,349	23,561
Total equity and liabilities	521,467	506,573	510,088

Consolidated profit and loss account

In millions of euros	First half 2006	First half 2005
Interest	2,886	2,784
Fees and commission	1,157	1,090
Income from Interpolis insurance business	-	157
Other	911	580
Income	4,954	4,611
Staff costs	1,984	1,841
Other administrative expenses	1,103	1,002
Depreciation and amortisation	167	154
Operating expenses	3,254	2,997
Value adjustments to financial assets	227	249
Operating profit before taxation	1,473	1,365
Taxation	272	306
Net profit for the period	1,201	1,059
Of which attributable to Rabobank Nederland and local Rabobanks	920	825
Of which attributable to holders of Rabobank Member Certificates	136	101
Of which attributable to Trust Preferred Securities III to VI	56	46
Of which attributable to minority interests	89	87
Net profit for the period	1,201	1,059

Consolidated statement of changes in equity

In millions of euros	First half 2006	First half 2005
Retained earnings		
At 1 January	15,172	13,469
Net profit attributable to Rabobank Nederland and local Rabobanks	920	825
Other	(126)	(221)
At 30 June	15,966	14,073
Net unrealised gains/(losses)		
Foreign currency translation reserve		
At 1 January	93	71
Currency translation differences arising in the period	(19)	(41)
At 30 June	74	30
Revaluation reserve - Available-for-sale financial assets		
At 1 January	184	478
Net unrealised gains/(losses) from fair value changes	(335)	117
Net unrealised (gains)/losses from disposals and impairment losses	(16)	(93)
At 30 June	(167)	502
Revaluation reserve - Cash flow hedges		
At 1 January	1	-
Reclassification of gains and losses to profit and loss	(1)	-
At 30 June	-	-
Net unrealised gains/(losses) at 30 June	(93)	532
Equity of Rabobank Nederland and local Rabobanks	15,873	14,605
Rabobank Member Certificates issued by group companies		
At 1 January	5,811	3,840
Net profit attributable to holders of Rabobank Member Certificates	136	101
Issue of Rabobank Member certificates	-	11
Payments on Rabobank Member Certificates	(136)	(101)
At 30 June	5,811	3,851
Trust Preferred Securities III to VI issued by group companies		
At 1 January	2,092	1,877
Currency translation differences	(111)	198
Net profit attributable to Trust Preferred Securities	56	46
Payments on Trust Preferred Securities	(56)	(46)
At 30 June	1,981	2,075
Minority interests		
At 1 January	2,996	3,269
Net profit attributable to minority interests	89	87
Other	(75)	(326)
At 30 June	3,010	3,030
Equity at 30 June	26,675	23,561

Consolidated cash flow statement

In millions of euros	First half 2006	First half 2005
Operating profit before taxation	1,473	1,365
Non-cash items recognised in profit and loss and other adjustments	(363)	(43)
Net (increase)/decrease in operating assets	(23,454)	(18,155)
Net increase/(decrease) in liabilities relating to operating activities	23,438	21,351
Other changes	(1,922)	(911)
Net cash flow from operating activities	(828)	3,607
Net cash flow from investing activities	(177)	(4,184)
Net cash flow from financing activities	56	1,314
Net increase/(decrease) in cash and cash equivalents	(949)	737
Cash and cash equivalents at 1 January	2,923	7,269
Cash and cash equivalents at 30 June	1,974	8,006

Business segments

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other (including profit of Eureko)	Total
For the half year ended 30 June 2006							
Segment income	2,794	1,287	385	363	78	47	4,954
Segment expense	1,985	814	257	250	19	156	3,481
Operating profit before taxation	809	473	128	113	59	(109)	1,473
Taxation	224	90	44	27	16	(129)	272
Net profit for the period	585	383	84	86	43	20	1,201
For the half year ended 30 June 2005							
Segment income	2,725	1,079	339	348	73	47	4,611
Segment expense	1,907	705	233	239	19	143	3,246
Operating profit before taxation	818	374	106	109	54	(96)	1,365
Taxation	266	81	36	28	15	(120)	306
Net profit for the period	552	293	70	81	39	24	1,059

Notes to the half-year financial statements

The consolidated half-year financial statements of Rabobank Group have been prepared in accordance with International Financial Reporting Standards 2006 as approved by the European Union and are presented in conformity with IAS 34 Interim Financial Reporting. Unless otherwise stated, all amounts are in euros. The accounting policies used for the consolidated financial statements of Rabobank Group at 30 June 2006 are the same as those used for the consolidated financial statements at 31 December 2005 and the comparative figures at 30 June 2005. The comparative figures at 30 June 2005 have been restated to reflect the deconsolidation of Interpolis in the profit and loss account and the insights gained since their preparation.

The preparation of the consolidated half-year financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the consolidated half-year financial statements, as well as the amounts reported for income and expenses during the reporting period. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

The profit of associates for the first half of 2006 is disclosed under other income and includes, among other items, the profit of Eureko attributable to Rabobank Group. The profit of associates for the second half of 2005 is disclosed under other income and excludes the profit of Interpolis, which is presented separately as at 30 June 2005.

For the publication of its half-year financial statements, Rabobank Group has opted for the alternative to present a condensed consolidated profit and loss account, a condensed consolidated statement of changes in equity and a condensed consolidated cash flow statement.

In the first half of the year, De Lage Landen made an offer for the shares of Athlon Holding N.V., a car lease and repair company. The acquisition has now been completed. The intention is to sell the repair activities. As from the second half of this year, the Athlon activities will contribute to the results.

Rabobank intends to acquire the property development activities, the asset management activities and Rijnlandse Bank, all part of Bouwfonds, from ABN AMRO. The acquisition will mean a substantial increase in project development and asset management activities.

Review report

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ('Rabobank Group' [1]), Amsterdam, as at 30 June 2006 and the related interim condensed consolidated statements of income, changes in equity and cash flow statement for the six-month period then ended and explanatory notes (as set out on page 18 up to and including page 24 and further referred to as interim figures). The Executive Board of Rabobank Group is responsible for the preparation and presentation of these interim figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IAS 34'). Our responsibility is to express a conclusion on these interim figures based on our review.

Scope of Review

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands ('ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity'). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards for auditing engagements generally accepted in the Netherlands and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim figures are not prepared, in all material respects, in accordance with IAS 34.

Utrecht, August 31, 2006

for Ernst & Young Accountants

N.M. Pul G.H.C. de Meris

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. in Amsterdam, its affiliated local Rabobanks, Robeco Group N.V. in Rotterdam, De Lage Landen International B.V. in Eindhoven, Schretlen & Co N.V. in Amsterdam, FGH Bank N.V. in Utrecht, Rabohypotheekbank N.V. in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken B.A. in Amsterdam and their group companies.

Profile of Rabobank Group

Rabobank Group is a full-range financial services provider operating on the basis of co-operative principles. Its origins are in the local loan co-operatives that were founded in the Netherlands around 110 years ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a strong tradition in the agricultural sector and in small and medium-sized enterprises.

The Rabobank Group comprises 218 independent local co-operative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 52,002 staff and is represented in 37 countries.
The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's co-operative core business. The banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services.
Rabobank Nederland also supervises, on behalf of the Dutch central bank, the solvency, liquidity and administrative organisation of the local Rabobanks. Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their co-operative structure and a current membership of more than 1.6 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.
In the international environment, Rabobank Group's ambition is to be the best food & agri bank, with a strong presence in the world's major food & agriculture countries. For this purpose, the Group will use the experience it has accumulated in the Netherlands over many years.

In addition, the Group aspires to be the most sustainable bank globally, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses.

We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment.
We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:

- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

Rabobank Group structure



9 million clients
1.61 million members
218 member banks
Rabobank Nederland
Wholesale banking and international retail banking
• Corporate Clients
• Rabobank International
Market support domestic retail banking
• Private individuals
• SME
• Private Banking
Group departments
• Co-operative and Management
• Group ICT
• Group Finance
• Credit control
• Shared Services & Facilities
• Other corporate departments and services
Asset management Investment
• Robeco Group
• Schretlen & Co
• Alex
Leasing
• De Lage Landen
Real estate
• Rabo Vastgoed
• FGH Bank
Other Group units
• Obvion

Colophon

Published by
Rabobank Nederland Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk

Internet
Info.nl, Amsterdam
SiteManagement

Production co-ordination
Kobalt BV, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).

Disclaimer
This Interim Report is a translation of the Dutch Interim Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2005
  (in Dutch and in English)
- Consolidated Financial Statements 2005
  (in Dutch and in English)
- Annual Sustainability Report 2005
  (in Dutch and in English)
- Interim Report 2006
  (in Dutch and in English)

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Telephone +31 (0)30 - 216 18 54
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

All Annual Reports are also available on the Internet:
www.rabobankgroep.nl/reports

7749-09-2006



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